Exhibit 99.9

NEWS RELEASE	March 29, 2006

CANETIC RESOURCES TRUST FILES
2005 STATEMENT OF RESERVES DATA, MD&A AND FINANCIALS

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE)– Canetic Resources Trust today filed with the securities regulatory authorities in Canada and the United States its statement of reserves data for the year ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information. The filing appears on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system “(EDGAR”) in the United States and includes the statements of reserves data, dated as of December 31, 2005, the reports of its independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd. and Sproule Associates Limited, and the related report of management and directors, all of which are included in the Trust’s annual information form dated March 24, 2006.

Canetic also announces that it has filed its Management Discussion and Analysis and Audited Consolidated Financial Statements for the year ended December 31, 2005.  Canetic previously announced its results for the fourth quarter, 2005 and year ended December 31, 2005 in a press release dated March 9, 2006.

An electronic copy of these documents may be obtained on Canetic’s SEDAR profile at www.sedar.com, on EDGAR or on the Canetic website at www.canetictrust.com.

Canetic Resources Trust trades on the TSX and the NYSE and was formed on January 5, 2006, from the merger of Acclaim Energy Trust and StarPoint Energy Trust.  Canetic produces approximately 75,000 boe/d, weighted 60 percent to oil and liquids and 40 per cent to natural gas.  The Trust has a reserve life index on a proved and probable basis of approximately 9 years, and is one of the largest producers of conventional oil and gas in the Canadian royalty trust sector.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or by toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
(403) 539-6300
info@canetictrust.com
www.canetictrust.com